4-1-02

02030307

1123266

'ORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Of the Securities Exchange Act of 1934

For the month of April, 2002

CANADA LIFE FINANCIAL CORPORATION
330 University Avenue
Toronto, Ontario
M5G 1R8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F _____ Form 40-F ✓

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-__________

Canada Life™

April 1, 2002
TSE: CL, NYSE: CLU

Canada Life™ Helps Clients Achieve More through CLSI

TORONTO (April 1, 2002) — Canada Life™ today officially launched Canada Life Securities Inc. (CLSI), a wholly owned subsidiary of The Canada Life Assurance Company ("the Company").

CLSI was created to serve the Company's group retirement and investment services clients. CLSI will execute mutual fund, pooled fund, GIC and company stock transactions for its trust-based clients. These clients were gained through Canada Life's acquisition of a major Canadian financial institution's Group Retirement and Investment Services business in December of 2000.

"When we acquired the business in December 2000, part of our strategy was to continue to offer trust-based products, rather than integrating them into our insurance product offering. By taking this approach both our insurance-based and our newer trust-based clients have access to a wider range of group retirement and investment products and services," said Alex Harvey, Vice-President Group Payout and Annuities. "We believe this gives Canada Life a competitive advantage in the marketplace."

The launch of CLSI is another clear indicator that Canada Life is committed to enhancing shareholder and customer value by growing its wealth management business.

"I envision a tremendous future for our group retirement and investment services business," said Bill Acton, Executive Vice-President and Director, Canadian Division. "Combining the safeguards and capabilities inherent in securities-based products and services with the flexibility and efficiency of group savings products makes for an excellent customer value proposition. Building this new capability will contribute to the growth and prosperity of Canada Life for years to come."

CLSI is a member of the Investment Dealers Association of Canada.

The Canada Life Assurance Company, founded in 1847 as the first domestic life insurance company in Canada, has total assets under administration in excess of $65 billion. The Company's Canadian Group Retirement and Investment Services business has over $11 billion in assets under administration. Headquartered in Toronto, Canada Life operates in Canada, the United States, the United Kingdom, the Republic of Ireland, Germany, Brazil, Hong Kong and the Caribbean.

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For more information, contact:

Ardyth Percy-Robb
Corporate Communications Vice-President
416-597-1440, Ext. 6104
ardyth_percy-robb@canadalife.com

Brian Lynch
Investor Relations Vice-President
416-597-1440, Ext. 6693
brian_lynch@canadalife.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED in the City of Toronto, Province of Ontario this 3rd day of April, 2002.

CANADA LIFE FINANCIAL CORPORATION

By: ______________________________
Corporate Secretary & Chief
Compliance Officer